FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month December, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject:  Disclosure under Indian Listing regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Reserve Bank of India (RBI) has by an order dated December 13, 2021 (received by the ICICI Bank on December 15, 2021) imposed a monetary penalty of Rs.30 Lakhs on the ICICI Bank (Bank) under the provisions of Section 46(4) (i) read with Section 47A (1) of Banking Regulation Act 1949 for non-compliance with certain directions issued by RBI on ‘Levy of Penal charges on non-maintenance of minimum balance in savings bank accounts’ dated November 20, 2014. The Bank was levying charge of Rs.100/- plus a percentage of shortfall between the minimum average balance (MAB) required to be maintained and actual balance maintained in the saving account as agreed upon at the time of account opening. RBI has held that levy of charges for non-maintenance of MAB were not directly proportionate to the extent of the shortfall observed in the required MAB and actual balance maintained. The Bank has taken steps to align the charge levied for non-maintenance of MAB with the above direction of RBI.

Please take the above information on record and consider this as compliance under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 15, 2021	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	Company Secretary